LIMITED LIABILITY COMPANY AGREEMENT

CULPRIT UNDERWEAR LLC

A Delaware Limited Liability Company

THE UNITS REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES ACTS OR LAWS OF ANY STATE IN RELIANCE UPON EXEMPTIONS UNDER THOSE ACTS AND LAWS. THE SALE OR OTHER DISPOSITION OF SUCH UNITS IS RESTRICTED AS STATED IN THIS AGREEMENT, AND IN ANY EVENT IS PROHIBITED UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL SATISFACTORY TO IT AND ITS COUNSEL THAT SUCH SALE OR OTHER DISPOSITION CAN BE MADE WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE SECURITIES ACTS AND LAWS. BY ACQUIRING UNITS REPRESENTED BY THIS AGREEMENT, EACH MEMBER REPRESENTS THAT IT WILL NOT SELL OR OTHERWISE DISPOSE OF ITS UNITS WITHOUT COMPLIANCE WITH THE PROVISIONS OF THIS AGREEMENT AND REGISTRATION OR OTHER COMPLIANCE WITH THE AFORESAID ACTS AND LAWS AND THE RULES AND REGULATIONS ISSUED THEREUNDER.

TABLE OF CONTENTS

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SCHEDULES

EXHIBITS

LIMITED LIABILITY COMPANY AGREEMENT
OF
CULPRIT UNDERWEAR LLC

A Delaware Limited Liability Company

This Limited Liability Company Agreement (collectively with all schedules and exhibits hereto, as amended and/or restated from time to time, this "Agreement") of Culprit Underwear LLC, a Delaware limited liability company (the "Company") is made and entered into as of February 15, 2017 (the "Effective Date") by and among the Persons whose names and addresses are listed on the Schedule of Members attached hereto as Schedule A (the "Schedule of Members"). Unless otherwise indicated, capitalized words and phrases in this Agreement shall have the meanings set forth in the Glossary of Terms attached hereto as Exhibit A.

ARTICLE I

FORMATION

1.1 Formation; General Terms; Effective Date. The Company was formed on October 8, 2015 as a Delaware limited liability company by the filing of a Certificate of Formation with the Secretary of State of the State of Delaware. The Persons listed on the Schedule of Members are the Members of the Company. The rights and obligations of the Members and the terms and conditions of the Company shall be governed by the Act and this Agreement. To the extent the Act and this Agreement are inconsistent with respect to any subject matter covered in this Agreement, this Agreement shall govern to the extent permitted by law. The name of the Company shall be "Culprit Underwear LLC". The name of the Company shall be the exclusive property of the Company, and no Member shall have any rights, commercial or otherwise, in the Company's name or any derivation thereof. The Company's name may be changed only by an amendment to the Certificate of Formation of the Company.

1.2 Purposes. The principal business activity and purposes of the Company initially shall be to create and sell garments for men and women. The business and purposes of the Company shall not be limited to its initial principal business activity and, unless the Board of Managers (the "Board") otherwise determines, it shall have authority to engage in any other lawful business, purpose or activity permitted by the Act, and it shall possess and may exercise all of the powers and privileges granted by the Act or which may be exercised by any person, together with any powers incidental thereto, so far as such powers or privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

1.3 Principal Place of Business. The principal place of business of the Company shall be at such place as the Board may designate from time to time, which need not be in the State of Delaware. The Company may have such other offices (within or without the State of Delaware) as the Board or Chief Executive Officer may designate from time to time.

1.4 Registered Agent; Registered Office. The Company's registered agent and registered office are set forth in the Certificate of Formation and may be changed from time to time only by the Board pursuant to the provisions of the Act.

1.5 Commencement and Term. The Company commenced at the time and on the date appearing in the Certificate of Formation and shall continue until it is dissolved, its affairs are wound up and final liquidating distributions are made pursuant to this Agreement and in compliance with the Act.

ARTICLE II

UNITS; CAPITAL CONTRIBUTIONS

2.1 Units.

(a) Ownership Interest Generally.. All Interests in the Company shall be represented by Units, which may be divided into one or more types, classes or series in accordance with the terms of this Agreement. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class or series. The Board shall maintain a schedule of all Members, their respective mailing addresses and the amount and class and series of Units held by them (the "*Members Schedule*"), and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member. A copy of the Members Schedule as of the execution of this Agreement is attached hereto as Schedule A.

(b) Authorization of Class A and Class B Units. Subject to the terms of this Agreement, the Company is hereby authorized to issue, offer and sell, or cause to be offered and sold, (i) a class of Units designated as Class A Units (the "*Class A Units*"), of which there are 10,000,000 authorized as of the Effective Date, 3,000 of which are issued and outstanding as of the Effective Date, and (ii) a class of Units designated as Class B Units (the "*Class B Units*"), of which there are 500,000 authorized as of the Effective Date, 0 of which are issued and outstanding as of the Effective Date. From and after the Effective Date (i) all outstanding Class A Units shall be deemed "Class A Units" for all purposes of this Agreement, and (b) all outstanding Class B Units shall be deemed "Class B Units" for all purposes of this Agreement

(c) Authorization and Issuance of Other Units. In addition to the Class A Units and the Class B Units, subject to the approval of the Board and the terms of this Agreement, including without limitation Article V and Article VI, the Company is hereby authorized to issue, offer and sell, or cause to be offered and sold, to any Person any new type, class or series of Units not otherwise described in this Agreement ("*New Units*"), which New Units may or may not be designated as classes or series of the Class A Units or Class B Units but having different rights. The Board is hereby authorized, subject to Article V, to amend this Agreement to reflect such issuance and to fix the relative privileges, preference, duties, liabilities, obligations and rights of any such New Units, including the number of such New Units to be issued, the preference (with respect to distributions, pursuant to a Liquidation Event or otherwise) over any other Units and any Capital Contributions required in connection therewith.

(d) Voting. The Members shall have no right to vote on any matter, except as specifically set forth in this Agreement, or as may be required under the Act. Any such vote shall be at a meeting of the Members entitled to vote or in writing as provided herein. Each Class A Unit shall be entitled to cast one (1) vote on any matter requiring the approval of the Class A Units.

(e) Profits Interest.

(i) The Company may issue Class B Units upon approval of the Board which are intended to be treated for United States federal income tax purposes as "profits interests" within the meaning of Revenue Procedure 93-27 and Revenue Procedure 2001-43. As of the date hereof, 0 Class B Units are issued and outstanding in the amounts set forth on the Members Schedule opposite each Member's name.

(ii) Immediately prior to each subsequent issuance of Class B Units referenced in Section 2.1(e) following the initial issuance described in the second sentence of Section 2.1(e)(i), the Board shall determine in good faith the Class B Liquidation Value. In each Grant Letter that the Company enters into for the issuance of such new Class B Units, the Board shall include an appropriate Profits Interest Hurdle for such new Class B Units on the basis of the Class B Liquidation Value immediately prior to the issuance of such new Class B Units

(iii) Any such Member issued the Class B Units referenced in Section 2.1(e)(i) shall make an effective and timely election with respect to its Class B Units with the Internal Revenue Service under Section 83(b) of the Code and the regulations promulgated thereunder; provided that, no such election shall be required if a Class B Member determines upon due consideration and/or the advice of counsel not to make such an election.

(iv) In accordance with Revenue Procedure 2001-43, the Company shall treat each Class B Member as the owner of its Class B Units from the date such Units are granted, and shall file its IRS Form 1065, and issue appropriate Schedule K-1s to such Member, allocating to such Member its distributive share of all items of income, gain, loss, deduction and credit associated with such Units as if such Units were fully vested. Each Class B Member agrees to take into account such distributive share in computing its federal income tax liability for the entire period during which it holds the Class B Units. The Company and each Class B Member agree not to claim a deduction (as wages, compensation or otherwise) for the Fair Market Value of such Class B Units issued to such Member, either at the time of grant of the Class B Units or at the time such Units becomes substantially vested. The undertakings contained in this Section 2.1(d) shall be construed in accordance with Section 4 of Revenue

Procedure 2001-43. Notwithstanding any other provision of this Agreement to the contrary, the Board shall have the right to amend this Agreement, in anticipation of or following the issuance of final regulations, as determined by the Board in good faith, to provide for (x) the election of a safe harbor under Treasury Regulation Section 1.83-3(l) (or any similar provision) under which the Fair Market Value of a Class B Unit that is transferred in connection with the performance of services is treated as being equal to the liquidation value of that interest, (y) an agreement by the Company and all of its Members to comply with the requirements set forth in such regulations and Internal Revenue Service Notice 2005-43 (and any other guidance provided by the Internal Revenue Service with respect to such election) with respect to all Class B Units transferred in connection with the performance of services while the election remains effective and (z) any other amendments reasonably related thereto or reasonably required in connection therewith.

(v) The Board shall establish such vesting criteria for the Class B Units as it determines in its discretion and shall include such vesting criteria in the applicable Grant Letter and any other agreement for any grant of Class B Units. As used in this Agreement (1) any Class B Units that have not vested pursuant to the terms of the associated Grant Letter are referred to as "Restricted Class B Units"; and (2) any Class B Units that have vested pursuant to the terms of the associated Grant Letter are referred to as "Unrestricted Class B Units".

(vi) For the avoidance of doubt all Class B Units shall be subject to the rights of the Board to drag along the holders of Class B Units pursuant to Section 6.6.

2.2 Additional Capital Contributions. No Member shall have any obligation to contribute additional capital to the Company except to the extent expressly set forth in Section 3.4. Any such New Securities will be issued pursuant to subscription agreements or other such documents deemed appropriate by the Board..

2.3 Liability of Members. No Member shall be liable for any debts or losses of capital or profits of the Company or be required to guarantee the liabilities of the Company. Except as set forth in Section 2.2 (to the extent such Member exercises its participation rights), Section 2.4, or Section 3.4, no Member shall be required to contribute or lend funds to the Company.

2.4 Capital Contributions. The initial Capital Contribution (if any) and additional Capital Contribution(s) (if any) of each Member to the capital of the Company shall be set forth opposite such Member's name under the heading "Cash Contribution" on the Schedule of Members and in the Company's books and records.

2.5 Capital Accounts.

(a) A separate capital account (each a "Capital Account") shall be maintained for each Member in accordance with the rules of Treasury Regulations Section 1.704-1(b)(2)(iv), and this Section 2.5 shall be interpreted and applied in a manner consistent therewith. Whenever the Company would be permitted to adjust the Capital Accounts of the Members pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(*f*) to reflect revaluations of Company property or issuances of additional interests in the Company, or at any other time when such an adjustment would

otherwise be permitted under such Treasury Regulations, the Company, at the direction of the Board, may so adjust the Capital Accounts of the Members. In the event that the Capital Accounts of the Members are adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(*f*) to reflect revaluations of Company property, (i) the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(*g*) for allocations of depreciation, depletion, amortization and gain or loss, as computed for book purposes, with respect to such property, (ii) the Members' distributive shares of depreciation, depletion, amortization and gain or loss, as computed for tax purposes, with respect to such property shall be determined so as to take account of the variation between the adjusted tax basis and book value of such property in the same manner as Section 704(c) allocations are made under Section 4.3 of this Agreement, and (iii) the amount of upward and/or downward adjustments to the book value of the Company property shall be treated as income, gain, deduction and/or loss for purposes of applying the allocation provisions of Article IV. In the event that Section 704(c) of the Code applies to Company property, the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(*g*) for allocations of depreciation, depletion, amortization and gain and loss, as computed for book purposes, with respect to such property. No Member shall have any obligation to restore any portion of any deficit balance in such Member's Capital Account, whether upon liquidation of its Units, liquidation of the Company or otherwise.

(b) As of the Effective Date, each Member's Capital Account is reflected opposite such Member's name under the heading "Capital Account" on the Schedule of Members.

(c) Except as otherwise expressly provided in this Agreement, (i) no Member shall be entitled to withdraw or receive any part of its Capital Account or receive any distribution with respect to its Units, (ii) no Member shall be entitled to receive any interest on its Capital Account or Capital Contributions, (iii) each Member shall look solely to the assets of the Company for the return of its Capital Contributions and distributions with respect to its Units, (iv) no Member shall have any right or power to demand or receive any property or cash from the Company and (v) no Member shall have priority over any other Member as to the return of its Capital Contributions.

ARTICLE III

DISTRIBUTIONS

3.1 Non-Liquidating Distributions. Except as limited by the Act or as provided subsequently in this Article III below, all funds and assets of the Company which are determined by the Board to be available for distribution shall be distributed to the holders of Units pro rata in proportion to the number of Units held by such holders.

3.2 Distributions Upon Liquidation or a Deemed Liquidation Event.

(a) Upon a Liquidation or a Deemed Liquidation Event, after payment of, or other adequate provision for, the debts and obligations of the Company, including the expenses of its liquidation and dissolution or other transaction expenses, the Company shall distribute the net proceeds or assets available for distribution, whether in cash or in other property ("Net Liquidation Proceeds"), to the holders of Units pro rata in proportion to the number of Units held by such holders.

(b) A "Deemed Liquidation Event" shall mean (a) any merger, consolidation, recapitalization, sale or transfer of Units or other transaction or series of transactions in which the Members and their Permitted Transferees immediately prior to such transaction do not own a majority of the equity of the surviving entity after the closing of such transaction (other than the issuance

of equity securities by the Company in connection with a transaction where the principal business purpose is raising capital), or (b) a sale or disposition of all or substantially all of the Company's assets to any Person. .

3.3 Limitations on Distributions to Class B Units. It is the intent of the parties to this Agreement that distributions to any employee or other service provider of the Company with respect to his Class B Units, including without limitation pursuant to Section 3.1 and Section 3.2, be limited to the extent necessary so that the related Interest constitutes a "profits interest" within the meaning of Revenue Procedure 93-27 and Revenue Procedure 2001-43. In furtherance of the foregoing, and notwithstanding anything to the contrary in this Agreement, the Board shall, if necessary, limit any distributions to any employee or other service provider of the Company with respect to his Class B Units so that such distributions do not exceed the available profits in respect of such employee's or other service provider's related "profits interest". Available profits shall include the aggregate amount of profit and unrealized appreciation in all of the assets of the Company between the date of issuance of such Class B Units and the date of such distribution, it being understood that such unrealized appreciation shall be determined on the basis of the Profits Interest Hurdle applicable to such Class B Unit. In the event that an employee's or other service provider's distributions and allocations with respect to his Class B Units are reduced pursuant to the preceding sentence, an amount equal to such excess distributions shall be treated as instead apportioned to the holders of Class A Units and Class B Units that have met their Profits Interest Hurdle (such Class B Units, "Qualifying Class B Units"), pro rata in proportion to their aggregate holdings of Class A Units and Qualifying Class B Units treated as one class of Units.

3.4 Withholding. If any federal, foreign, state or local jurisdiction requires the Company to withhold taxes or other amounts with respect to any Member's allocable share of taxable income or any items thereof, or with respect to distributions, the Company shall withhold from distributions or other amounts then due to such Member an amount necessary to satisfy the withholding responsibility and shall pay any amounts withheld to the appropriate taxing authorities. In such a case, for purposes of this Agreement the Member for whom the Company has paid the withholding tax shall be deemed to have received the withheld distribution or other amount due and to have paid the withholding tax directly and such Member's share of cash distributions or other amounts due shall be reduced by a corresponding amount.

If it is anticipated that, at the due date of the Company's withholding obligation, the Member's share of cash distributions or other amounts due is less than the amount of the withholding obligation, the Member with respect to which the withholding obligation applies shall pay to the Company the amount of such shortfall within thirty (30) days after notice by the Company. If a Member fails to make the required payment when due hereunder, and the Company nevertheless pays the withholding, in addition to the Company's remedies for breach of this Agreement, the amount paid shall be deemed a recourse loan from the Company to such Member bearing interest at the Default Rate, and the Company shall apply all distributions or payments that would otherwise be made to such Member toward payment of the loan and interest, which payments or distributions shall be applied first to interest and then to principal until the loan is repaid in full.

3.5 Tax Distributions. Within ninety (90) days after the end of each calendar year, to the extent of any available cash on hand, the Company shall distribute to each Member (any such distribution, a "Tax Distribution") an amount such that total distributions under Article III to such Member with respect to the calendar year recently ended are at least equal to the assumed federal, state and local income tax liability (such liability, a "Tax Liability") incurred by such Member with respect to such Member's distributive share of the Company's taxable net income for such taxable year. For purposes of the computation required by this Section 3.5, the taxable net income for a taxable year

allocated to each Member shall be deemed to be reduced by any prior net loss allocated to such Member that was not previously taken into account under this sentence. Capital losses included in any such prior net losses shall be included in the computation only to the extent of subsequent capital gains. In calculating the amount of each Tax Distribution, the Company shall assume that each Member is taxable at the highest combined effective federal and state income tax rate applicable to individuals under the Code and the laws of the state in which any Member of the Company resides or where the Company does business and which state has highest effective state income tax rate of all of the states in which any Members of the Company reside or where the Company does business, giving effect to the different tax rates attributable to different types of income earned by the Company, and the deductibility of state taxes for federal income tax purposes. Any Tax Distribution shall be treated as an advance on the Member's rights to distributions under Article III, and shall reduce the amount of the first such distributions on a dollar-for-dollar basis. To the extent of available cash on hand, the Company may make advance Tax Distributions on a quarterly basis in the amounts estimated by the Board of Directors to represent the Members' liabilities for quarterly estimated taxes. Any such advance Tax Distributions shall similarly reduce the Members' rights to distributions under this Article III. If, as of the end of a taxable year, the aggregate advance Tax Distributions paid to a Member with respect to the Member's Tax Liability for such taxable year exceed the aggregate amount of Tax Distributions to which the Member is entitled for such taxable year, the Member shall promptly refund such excess to the Company and any such refunded amount shall be treated as if it were never distributed.

ARTICLE IV

ALLOCATIONS

4.1 Allocations. Subject to Section 4.2, net income or net loss (or any items thereof) for each taxable year shall be allocated among the Members in such amounts and ratios as may be necessary to cause the Members' Capital Account balances (determined after crediting to each Member's Capital Account any amount that such member is deemed obligated to restore under Treasury Regulations Section 1.704-2) to be as nearly equal to their Target Balances as possible.

4.2 Qualified Income Offset, etc. To the extent the allocation provisions of Section 4.1 would not comply with the Treasury Regulations under Section 704(b) of the Code, there is hereby included in this Agreement such special allocation provisions governing the allocation of income, gain, loss, deduction and credit (prior to making the remaining allocations in conformity with Section 4.1) as may be necessary to provide herein a so-called "qualified income offset," and ensure that this Agreement complies with all provisions, including "minimum gain" provisions, relating to the allocation of so-called "nonrecourse deductions" and "partner nonrecourse deductions" and the charge back thereof as are required to comply with the Treasury Regulations under Section 704 of the Code. In particular, so-called "nonrecourse deductions" and "excess nonrecourse liabilities," as defined in the Treasury Regulations under Sections 704 and 752 of the Code, shall be allocated to the Members in proportion to the ratios in which they would share distributions under Section 3.1 if all distributions were made pursuant to such section.

4.3 Section 704(c) Allocations. In accordance with Section 704(c) of the Code and the Treasury regulations thereunder, items of depreciation, amortization, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial book value, with such allocation to be made by the Board in accordance with Section 4.5 and the Treasury regulations. Such allocations are referred to herein as "Section 704(c) Allocations".

4.4 Allocations for Tax Purposes. Subject to Sections 2.5(a) and 4.3, items of income, gain, deduction and loss for federal income tax purposes shall be allocated in the same manner as the corresponding items are allocated for book purposes pursuant to this Article IV.

4.5 Tax Elections. Any elections or other decisions relating to tax matters shall be made by the Board in any manner that reasonably reflects the purpose and intention of this Agreement.

ARTICLE V

MANAGEMENT AND GOVERNANCE

5.1 Management by Board; Specific Acts Authorized; Delegation of Authority by the Board.

(a) General Authority of the Board; Size. The business, property and affairs of the Company shall be managed by a board of managers (the "Board"). For the avoidance of doubt, the Board shall be the equivalent of "Managers" as defined by the Act. The Board shall initially consist of 2 designees, who shall initially be David Dinetz and Dylan Trussell (each a "Manager" and collectively, the "Managers"). Any vacancy on the Board shall be filled upon the vote or written consent of the other Managers then serving on the Board. Subject to Section 5.3 and except as otherwise required by the Act, the Board shall have authority, power and discretion to manage and control the business, property and affairs of the Company, to make all decisions regarding those matters and to supervise, direct and control the actions of the Officers and to perform any and all other actions customary or incident to the management of the Company's business, property and affairs. The Members shall have no power to participate in the management of the Company or to vote on any matter, except as specifically set forth in this Agreement, or as may be required under non-waivable provision of the Act.

(b) Meetings of the Board. Meetings of the Board may be called by any Manager. Notice of any meeting shall be given pursuant to Section 10.1 below to all Managers not less than forty-eight (48) hours prior to the meeting. A majority of Managers shall be required to constitute a quorum for the transaction of business by the Board; provided, however, that if there are two (2) or fewer Managers then serving on the Board, all Managers shall be required to constitute a quorum for the transaction of business by the Board. Except as otherwise provided in this Agreement, the approval of a majority of the Managers present at any duly constituted meeting of the Board at which a quorum is present shall be required for the Board to take any action; provided, however, that if there are two (2) or fewer Managers then serving on the Board, approval by all Managers shall be required for the Board to take any action. A notice need not specify the purpose of any meeting. Notice of a meeting need not be given to any Manager who signs a waiver of notice, a consent to holding the meeting or an approval of the minutes thereof, whether before or after the meeting, or who attends the meeting without protesting the lack of notice prior to the commencement of the meeting. All such waivers, consents and approvals shall be filed with the Company's records or made a part of the minutes of the meeting. Managers may participate in any meeting of the Managers by means of conference telephones or other means of electronic communication so long as all Managers participating can hear or communicate with one another. A Manager so participating is deemed to be present at the meeting.

(c) Board Action by Written Consent. Any action that is permitted or required to be taken by the Board may be taken or ratified by written consent setting forth the specific action to be taken, which written consent is signed by all of the Managers.

(d) Limitation of Liability; Fiduciary Duties. No Manager shall be obligated personally for any debt, obligation or liability of the Company or of any Member, whether arising in contract, tort or otherwise, by reason of being or acting as Manager of the Company. No Manager shall be personally liable to the Company or its Members for any action undertaken or omitted in good faith reliance upon the provisions of this Agreement unless the acts or omissions of the Manager were not in good faith or involved criminal activity, willful misconduct, fraud, or a knowing violation or breach of this Agreement; provided, however, that each Manager shall owe, and shall act in a manner consistent with, fiduciary duties to the Company and its Members of the nature, and to the same extent, as those owed by directors of a Delaware corporation.

5.2 Officers.

(a) Enumeration. Except as otherwise provided herein, the Board may appoint one or more officers of the Company (each an "Officer" and, collectively, the "Officers"), which shall consist of a Chief Executive Officer and President, and a Treasurer and a Secretary, and which may consist of such other Officers, including a Chairman of the Board, Chief Operating Officer, Chief Production Officer, one or more Vice Presidents, Assistant Treasurers and Assistant Secretaries, as the Board may determine. If authorized by a resolution of the Board, the Chief Executive Officer may be empowered to appoint from time to time Assistant Secretaries and Assistant Treasurers.

(b) Election. The President, Chief Executive Officer, Chief Operating Officer, Chief Production Officer, Treasurer and Secretary shall be elected annually by the Board at their first meeting. Other Officers may be chosen by the Board at such meeting or at any other meeting.

(c) Qualification. An Officer need not be a Member or Manager. Any number of offices may be held by the same Person.

(d) Tenure. Except as otherwise provided by the Act or by this Agreement and unless otherwise specified in the vote appointing him or her, each of the Officers shall hold office until his or her successor is elected or until his or her earlier resignation or removal. Any Officer may resign by delivering his or her written resignation to the Company or to the Chief Executive Officer or Secretary, and such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the occurrence of some other event.

(e) Removal. Any Officer elected or appointed by the Board or by the Chief Executive Officer may be removed at any time, for any reason or no reason at all, by the Board, except that any Officer appointed by the Chief Executive Officer may also be removed at any time by the Chief Executive Officer.

(f) Vacancies. Any vacancy in any office may be filled for the unexpired portion of the term by the Board, however, need not be filled.

(g) Chief Executive Officer and President. The Chief Executive Officer and President, subject to the direction of the Board, shall have general supervision and control of the Company's business. Unless otherwise provided by the Board, he or she shall preside, when present, at all meetings of the Members. Any action taken by the Chief Executive Officer, and the signature of the Chief Executive Officer on any agreement, contract, instrument or other document on behalf of the Company shall, with respect to any third-party, be sufficient to bind the Company and shall conclusively evidence the authority of the Chief Executive Officer and the Company with respect thereto. The Chief Executive Officer and President shall initially be Alex Trumpower.

(h) Chief Operating Officer. The Chief Operating Officer shall be responsible for leading and managing the corporation's day-today operations and overseeing the execution of the Company's vision. The Chief Operating Officer shall also perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board shall designate from time to time. The Chief Operating Officer shall initially be Jacob Perler.

(i) Treasurer. The Treasurer shall have custody of all funds, securities, and valuable documents of the Company and shall have general charge of the financial affairs of the Company. The Treasurer shall initially be Alex Trumpower.

(j) Secretary; Assistant Secretaries. The Secretary shall record all the proceedings of the meetings of the Board in books kept for that purpose. In his or her absence from any such meeting, an Assistant Secretary, or if there be none or he or she is absent, a temporary secretary chosen at the meeting, shall record the proceedings thereof. The Secretary shall have such other duties and powers as may be designated from time to time by the Board, the President or the Chief Executive Officer. The Secretary shall initially be Alex Trumpower.

(k) Chief Production Officer. The Chief Production Officer shall be responsible for leading and managing the corporation's manufacturing, production, and overseeing the execution of the corporation's production and supply plan. The Chief Production Officer shall also perform other duties commonly incident to his office and shall also perform such other duties and have such other powers as the Board shall designate from time to time. The Chief Production Officer shall initially be Timroon Group LLC.

(l) Other Powers and Duties. Subject to this Agreement, each officer of the Company shall have, in addition to the duties and powers specifically set forth in this Agreement, such duties and powers as are customarily incident to his or her office, and such duties and powers as may be designated from time to time by the Board.

5.3 Certain Approval Rights. Notwithstanding anything contained in this Agreement to the contrary, without the prior written consent of the Board, the Company shall not directly, or indirectly, by amendment, merger, recapitalization, sale, consolidation or otherwise:

(a) Amendment of Organizational Documents. Amend or modify this Agreement or the Certificate of Formation or the Company's form of existence in any manner.

(b) Liquidation. Liquidate, dissolve, effect a recapitalization or reorganization in any form of transaction, commence a voluntary case under the U.S. bankruptcy code or any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, consent to the entry of an order for relief in an involuntary case, or the conversion of an involuntary case to a voluntary case, under any such law, consent to the appointment of or taking possession by a receiver, trustee or other custodian for all or a substantial part of its property, or make a general assignment for the benefit of creditors.

(c) IPO or Change in Control. Effect any IPO or any Change in Control.

(d) Incur any indebtedness, including those in the ordinary course of business, in excess of $1,000.00.

(e) Incur any single expense in excess of $1,000.00.

(f) Consummate an equity financing.

(g) Remove the CEO for no reason or any reason at all

(h) Remove any officer or employee of the Company.

(i) Hire any officer or employee of the Company.

(j) Convert or otherwise reorganize the Company into a different business entity type. Conversion procedures are further defined under Section 5.4.

(k) Change or replace a member of the Board.

(l) Issuance of additional Units.

(m) Create new classes of Units.

(n) Notwithstanding anything to the contrary in Article VI, the transfer of Units.

(o) Actions relating to the foregoing. Enter into any agreement or otherwise obligate the Company or any Subsidiary to do any of the foregoing.

5.4 Conversion to Corporation; Registration.

(a) In the event that at any time after the Effective Date the Board shall determine that it shall facilitate an offering of equity interests in the Company or a successor through an IPO or for any other purpose approved by the Board, in the Board's sole discretion, then the Board shall have the power to cause the Company to be reorganized as a corporation under the General Corporation Law of the State of Delaware (or such other state as is approved by the Board) by incorporation, merger, contribution or other permissible manner (a "Conversion"), and the Members shall cooperate in good faith to effectuate such Conversion and, if applicable, public offering, including without limitation, taking such actions as are necessary or appropriate to cause, including (i) dissolving the Company, creating one or more Subsidiaries of the newly formed corporation and transferring to such Subsidiaries any or all of the assets of the Company (including by merger) or (ii) causing the Members to, and the Members agree to, exchange their Units for shares of the newly formed corporation.

(b) The Members shall receive, in exchange for their respective Units, shares of capital stock of such corporation or its Subsidiaries having the same relative economic interest and other rights and obligations in such corporation or its Subsidiaries as is set forth in this Agreement, subject to any modifications deemed appropriate by the Board as a result of the conversion to corporation form. Without limiting the generality of the foregoing, in the event of a transfer of the Units to a newly-formed corporation, the Members shall receive, in exchange for their Units, shares of capital stock of the corporation as if such transfer were a Deemed Liquidation Event in exchange for capital stock of such corporation and giving effect to the terms of Section 3.2. In connection with any such Conversion, such resulting corporation and the Members shall enter into a stockholders' agreement providing for such terms and conditions as are necessary for the provisions of this Agreement to continue to apply to such resulting corporation, the stockholders of such resulting corporation and the capital stock of such resulting corporation, including, but not limited to, an agreement to vote all shares of capital stock held by such stockholders to elect the board of directors of such resulting corporation in accordance with the substance of Section 5.1, subject to such changes as deemed appropriate by the Board.

(c) The Members hereby agree to cause any such Conversion to be structured, to the extent reasonably achievable, to maximize the ability of the Members to aggregate (or "tack") the period during which they hold their Units together with the period during which they hold shares of capital stock of the resulting corporation for purposes of the United States securities laws, including Rule 144 under the Securities Act.

5.5 Market Stand-Off. Each Member hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to an IPO and ending on the date specified by the Company or its successor and the managing underwriter (such period not to exceed one hundred eighty (180) days, which period may be extended upon the request of the managing underwriter, to the extent required by any Financial Industry Regulatory Authority rules, for an additional period of up to fifteen (15) days if the Company issues or proposes to issue an earnings or other public release within fifteen (15) days of the expiration of the 180-day lockup period), (i) lend, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or its successor or any securities convertible into or exercisable or exchangeable for such capital stock held immediately prior to the effectiveness of the registration statement for such offering, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such capital stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of capital stock or other securities, in cash or otherwise (the "Market Stand-Off"). The foregoing provisions of this Section 5.5 shall apply only to the IPO, shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, and shall only be applicable to the Members if all officers, directors and significant stockholders (as determined by the underwriter of the IPO) of the Company or its successor enter into similar agreements. The underwriters in connection with the IPO are intended third-party beneficiaries of this Section 5.5 and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto. Each Member further agrees to execute such agreements as may be reasonably requested by the underwriters in the IPO that are consistent with this Section 5.5 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Company or the underwriters shall apply to all Members subject to such agreements pro rata based on the number of shares subject to such agreements. In order to enforce the foregoing covenant, the Company or its successor may impose stop-transfer instructions with respect to the common stock of each Member (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

ARTICLE VI

TRANSFER OF INTERESTS

6.1 In General. Except as otherwise set forth in this Article VI, a Member may not effect a Transfer of all or any portion of its Units, unless such Transfer complies with the applicable provisions of this Article VI. Any Transfer that does not comply with this Article VI shall be void ab initio and of no force or effect. The terms and conditions on this Article VI shall terminate and be of no further force or effect immediately before consummation of an IPO or a Deemed Liquidation Event.

6.2 Requirements for Transfer. Every Transfer of Units permitted hereunder, other than Transfers pursuant to Section 6.4, shall be subject to the following requirements:

(a) The proposed Transfer will not cause or result in a breach or termination of any agreement binding upon the Company or any violation of Applicable Law, including without limitation, federal or state securities laws, and that the proposed Transfer would not cause the Company to be an investment company as defined in the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder by the SEC or a reporting company pursuant to Section 12 or Section 15 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder by the SEC;

(b) The Transfer shall not result in the Company becoming subject to tax as a corporation pursuant to Section 7704 of the Code;

(c) The Transferee shall not be engaged in a business competitive with the Company as determined by the Board in its sole and absolute discretion;

(d) The Transferor shall have complied with all of the provisions of this Agreement, including, without limitation, this Article VI; and

(e) The Transferee shall execute a Joinder Agreement and shall deliver such other documents or instruments as may be reasonably required by the Board to reflect the provisions hereof.

The Member Schedule shall be amended to reflect any Transfer made pursuant to and in accordance with this Article VI. Until the foregoing requirements are met, the Company shall not recognize the Transfer or the Transferee for any purpose under this Agreement, and the Transferee shall be entitled only to the rights of a Transferee who is not a Member under the Act.

6.3 Effect of Transfer.

(a) If the Transferee of Units is admitted as a Member in accordance with this Agreement or is already a Member, the Member Transferring its Units shall be relieved of liability with respect to the Transferred Units arising or accruing under this Agreement on or after the effective date of the Transfer, unless the Transferor affirmatively assumes such liability; provided, however, that the Transferor shall not be relieved of any liability for prior distributions and unpaid Capital Contributions.

(b) Any person who acquires in any manner a Unit or any part thereof in the Company, whether or not such person has accepted and assumed in writing the terms and provisions of this Agreement or been admitted as a Member, shall be deemed by the acquisition of such Units to have agreed to be subject to and bound by all of the provisions of this Agreement with respect to such Units, including without limitation, the provisions hereof with respect to any subsequent Transfer of such Units.

6.4 Permitted Transfers.

(a) The following Transfers of Units shall be permitted without compliance with this Article VI other than the requirements of Sections 6.2(a) through (e).

(i) Units may be Transferred by a Member from time to time in connection with a tax-free reorganization, merger or consolidation of the Company duly approved by the Board as required under Article V of this Agreement;

(ii) Units may be Transferred by a Member who is an individual to (i) such Member's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren) and the spouses of each such natural persons (collectively, "Family Members"), (ii) a trust under which the distribution of Units may be made only to such Member and/or any Family Member of such Member, (iii) a charitable remainder trust, the income from which will be paid to such Member and/or any Family Member of such Member during his/their life, (iv) a corporation, partnership or limited liability company, the stockholders, partners or members of which are only such Member and/or Family Members of such Member, or (v) by will or by the laws of intestate succession, to such Member's executors, administrators, testamentary trustees, legatees or beneficiaries;

(iii) Units may be Transferred by a Member to a Wholly-Owned Affiliate of such Member; and

(iv) Units may be Transferred by a Member in accordance with Section 6.5.

(b) Transfers of Units shall be permitted pursuant to Section 6.6 without compliance with this Article VI except as provided in Section 6.6.

(c) Right of First Refusal. Each Member agrees that at least thirty (30) days prior to making any Voluntary Transfer of any Units (other than Transfers effected pursuant to Section 6.3, Transfers in connection with a Sale Transaction and the forfeiture or repurchase of unvested Units by the Company in connection with the termination of the holder's employment or other service relationship with the Company), the Member proposing to effect a Voluntary Transfer (a "Selling Member") shall deliver a written notice (a "Offer Notice") to the Company and the Founding Members. The Offer Notice shall disclose in reasonable detail the proposed number and class of Units to be transferred and the proposed terms (including price and whether paid in one lump sum or in installments) and conditions of the Transfer (the "Minimum Sale Terms"). First, the Company, upon the approval of the Board, may elect to purchase up to all of the Selling Member's Units specified in the Offer Notice at the price and on the terms specified therein by delivering written notice of such election to the Selling Member and the Founding Members as soon as practical but in any event within ten (10) days after the delivery of the Offer Notice. If the Company has not elected to purchase all of the Selling Member's Units within such ten (10) day period, the Founding Members may elect to purchase all of such Selling Member's Units not purchased by the Company (the "Remaining Units") at the price and on the terms specified in the Offer Notice by delivering written notice of such election to the Selling Member as soon as practical, but in any event within thirty (30) days after delivery of the Offer Notice. If the Founding Members have, in the aggregate, elected to purchase more than the number of the Remaining Units, the Remaining Units shall be allocated among the Founding Members electing to purchase Remaining Units according to a percentage interest equal to, with respect to each Founding Member electing to purchase Remaining Units, (x) the number of Units held by each such Founding Member electing to purchase Remaining Units divided by (y) the total number of Units held by all Founding Members electing to purchase Remaining Units. If the Company and/or any Founding Members have elected to purchase

Selling Member's Units from the Selling Member, the Transfer of such shares shall be consummated as soon as practical after the delivery of the election notices, but in any event within sixty (60) days after the delivery of the Offer Notice to the Company and the Founding Members. To the extent the Company and the Founding Members have not elected to purchase all of the Selling Member's Units being offered, the Selling Member may, within one hundred twenty (120) days after the delivery of the Offer Notice to the Company and the Founding Members and, to the extent applicable, Transfer such Selling Member's Units not elected to be purchased by the Company and the Founding Members to one (1) or more third-parties at a price(s) no less than the price(s) per share specified in the Offer Notice and on other terms no more favorable to the transferees than offered to the Company and the Founding Members in the Offer Notice. The purchase price(s) specified in any Offer Notice shall be payable solely in cash at the closing of the transaction or in installments over time.

(d) Effect of Non-Compliance. Any attempted Transfer not permitted by and in compliance with this Article VI shall be null and void, and the Company shall not recognize the attempted purchaser, assignee, or transferee for any purpose whatsoever, and the Member attempting such Transfer shall have breached this Agreement for which the Company and the shall have all remedies available for breach of contract.

6.5 Tag-Along Obligations.

(a) No Member or Members (referred to in this section as the "Selling Member(s)") may Transfer a number of Units such that the proposed Transferee (which is not an Affiliate of such Selling Member(s)) by itself or together with such Transferee's Affiliates shall own more than fifty percent (50%) of the then outstanding Class A Units (a "Proposed Tag- Along Transfer"), unless the proposed Transferee also offers to purchase at the same time the Units held by all other Members (each a "Tag-Along Member") at the same price per Unit and pursuant to the terms of this Section 6.5. The term "same price per Unit" set forth in the preceding sentence shall (i) be subject to and shall take into account any liquidation preference to which the holders of any equity interests are entitled pursuant to this Agreement and the Profits Interest Hurdle of any Class B Units in accordance with this Agreement on account of such Class B Units constituting "profit interests" as set forth in Section 2.1(d), and (ii) be deemed to include any form of payment, compensation or financial benefit payable directly or indirectly to any Selling Member in consideration for or in connection with a Transfer of Units; provided, that the payment of reasonable compensation for services to be actually rendered after the sale shall not be included.

(b) Prior to the consummation of a Proposed Tag-Along Transfer, the Selling Member shall deliver to the Company and each other Member a written notice (a "Sale Notice") of the proposed sale subject to this Section 6.5 no more than ten (10) days after the execution and delivery by all the parties thereto of the definitive agreement entered into with respect to the Proposed Tag-Along Transfer and, in any event, no later than twenty (20) days prior to the closing date of the Proposed Tag-Along Transfer. The Sale Notice shall make reference to the Tag-Along Members' rights hereunder and shall describe in reasonable detail:

(i) the number of Units to be sold by the Selling Member;

(ii) the name of the Proposed Transferee;

(iii) the per Unit purchase price and the other material terms and conditions of the sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof;

(iv) the proposed timing of the closing of the sale; and

(v) a copy of any form of agreement proposed to be executed in connection therewith.

(c) Each Tag-Along Member shall exercise its right to participate in a sale of Units by the Selling Member subject to this Section 6.5 by delivering to the Selling Member a written notice (a "Tag-Along Notice") stating its election to do so and specifying the number of Units to be sold by it no later than ten (10) days after receipt of the Sale Notice (the "Tag-Along Period"). The offer of each Tag-Along Member set forth in a Tag-Along Notice shall be irrevocable, and such Tag-Along Member (each an "Electing Tag-Along Member") shall be bound and obligated to sell in the proposed sale on the terms and conditions set forth in this Section 6.5. Each Tag-Along Member shall have the right to sell in a sale subject to this Section 6.5 the number of Units equal to the product obtained by multiplying (x) the number of Units held by the Tag-Along Member by (y) a fraction (A) the numerator of which is equal to the number of Units the Selling Member proposes to sell or transfer to the proposed Transferee and (B) denominator of which is equal to the number of Units then owned by such Selling Member.

(d) In the event the proposed Transferee elects to purchase less than all of the Units sought to be sold by the Electing Tag-Along Members, the number of Units to be sold to the proposed Transferee by the Selling Member and each Electing Tag-Along Member shall be reduced so that each such Member is entitled to sell its pro-rata portion of the number of Units the proposed Transferee elects to purchase (which in no event may be less than the number of Units set forth in the Sale Notice).

(e) Each Tag-Along Member who does not deliver a Tag-Along Notice in compliance with clause (c) above shall be deemed to have waived all of such Tag-Along Member's rights to participate in such sale, and the Selling Member shall (subject to the rights of any Electing Tag-Along Member) thereafter be free to sell to the proposed Transferee its Units at a per Unit price that is no greater than the per Unit price set forth in the Sale Notice and on other same terms and conditions which are not materially more favorable to the Selling Member than those set forth in the Sale Notice, without any further obligation to the non-accepting Tag-Along Members.

(f) Subject to the last sentence set forth in Section 6.5(a), each Member participating in a sale pursuant to this Section 6.5 shall receive the same consideration per Unit after deduction of such Member's proportionate share of the related expenses in accordance with paragraph (g) below.

(g) Each Electing Tag-Along Member shall make or provide the same representations, warranties, covenants, indemnities and agreements as the Selling Member makes or provides in connection with the Tag-Along Sale (except that in the case of representations, warranties, covenants, indemnities and agreements pertaining specifically to the Selling Member, the Tag-Along Member shall make the comparable representations, warranties, covenants, indemnities and agreements pertaining specifically to itself); provided, that all representations, warranties, covenants and indemnities made by the Selling Member and each Electing Tag- Along Member with respect to itself shall be made severally and not jointly and any indemnification obligation in respect of breaches of representations and warranties that do not relate to an Electing Tag-Along Member shall be in an amount not to exceed the aggregate proceeds received by an Electing Tag-Along Member in connection with any sale consummated pursuant to this Section 6.5.

(h) The fees and expenses of the Selling Member incurred in connection with a sale under this Section 6.5 and for the benefit of all Members participating in a sale pursuant to this Section 6.5 (it being understood that costs incurred by or on behalf of the Selling Member for its sole benefit will not be considered to be for the benefit of all Members), to the extent not paid or reimbursed by the Company or the proposed Transferee, shall be shared by all the Members participating in a sale pursuant to this Section 6.5 on a pro rata basis, based on the consideration received by each such Member; provided, that no Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the transaction consummated pursuant to this Section 6.5.

(i) Each Electing Tag-Along Member shall take all actions as may be reasonably necessary to consummate the Tag-Along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Selling Member.

(j) The Selling Member shall have ninety (90) days following the expiration of the Tag-Along Period in which to sell the Units described in the Sale Notice, on terms not more favorable to the Selling Member than those set forth in the Sale Notice (which such ninety (90) day period may be extended for a reasonable time not to exceed one hundred twenty (120) days to the extent reasonably necessary to obtain any regulatory approvals). If at the end of such period the Selling Member has not completed such sale, the Selling Member may not then effect a sale of Units subject to this Section 6.5 without again fully complying with the provisions of this Section 6.5.

(k) If the Selling Member sells or otherwise transfers to the proposed Transferee any of its Units in breach of this Section 6.5, then each Tag-Along Member shall have the right to sell to the Selling Member, and the Selling Member undertakes to purchase from each Tag-Along Member, the number of Units that such Tag-Along Member would have had the right to sell to the proposed Transferee pursuant to this Section 6.5, for a per Unit amount and form of consideration and upon the term and conditions on which the proposed Transferee bought such Units from the Selling Member, but without indemnity being granted by any Tag-Along Member to the Selling Member; *provided*, that nothing contained in this Section 6.5 shall preclude any Member from seeking alternative remedies against such Selling Member as a result of its breach of this Section 6.5. The Selling Member shall also reimburse each Tag- Along Member for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Tag-Along Member's rights under this Section 6.5(k).

6.6 Drag-Along Rights.

(a) If the Board consents to a proposed a sale of the Company to one or more unaffiliated independent third parties, pursuant to which such party or parties would acquire (i) all of the then outstanding Units (whether by merger, consolidation, recapitalization or issuance, sale or transfer of the Company's equity securities) or (ii) all or substantially all of the Company's assets determined on a consolidated basis (an "Approved Sale"), each Member shall, subject to the limitations set forth in Section 6.6(b), (x) consent to, vote for, and raise no objections against the Approved Sale, (y) waive any dissenters', appraisal and similar rights with respect thereto, and (z) if the Approved Sale is a sale of securities, agree to sell, and shall have the right to sell, all of his, her or its Units or other securities on the terms and conditions of the Approved Sale. Subject to the limitations set forth in Section 6.6(b), each Member shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities and agreements as each other Member makes or provides in connection with the Approved Sale; *provided*, that, unless otherwise agreed to by a particular

Member, each Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the applicable Units, authorization, execution and delivery of relevant documents, enforceability of such documents against such Member, and other matters relating to such Member, but not with respect to any of the foregoing with respect to any other Members or their Units; provided, further, that, unless otherwise agreed to by a particular Member, all representations, warranties, covenants and indemnities made by each Member shall be made severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by each Member, in each case in an amount not to exceed the aggregate proceeds received by each such Member in connection with the Approved Sale. Without limiting the foregoing, each Member, Director and officer of the Company shall take all necessary and desirable actions in connection with the consummation of an Approved Sale including, without limitation, the execution of such agreements and instruments and other actions reasonably necessary to (A) allow the Company to provide the representations, warranties and indemnities relating to such Approved Sale, (B) provide the covenants, conditions, escrow of a portion of the consideration received and escrow agreements and other provisions and agreements relating to such Approved Sale and (C) effectuate the allocation and distribution of the aggregate consideration upon the Approved Sale as set forth below and in this Agreement.

(b) The obligations of the Members to vote in favor of and raise no objection to an Approved Sale and take such other action as required by Section 6.6(a) shall be subject to the satisfaction of each of the following conditions:

(i) Upon the consummation of an Approved Sale, all of the holders of Units of the Company shall receive that proportion of the aggregate consideration from such Approved Sale that such holder would have received if the net assets of the Company had been distributed by the Company in connection with a Liquidation Event pursuant to the rights and preferences set forth in this Agreement as in effect immediately prior to such Approved Sale. In furtherance of the foregoing, it is understood that upon the consummation of an Approved Sale all of the holders of each class or series of the Company's equity securities will receive the same form and amount of consideration per share of such class or series of equity securities, respectively, subject to and taking into account (x) any liquidation preference to which the holders of any equity securities are entitled pursuant to this Agreement and (y) the Profits Interest Hurdle of any Class B Units in accordance with this Agreement on account of such Class B Units constituting "profit interests" as set forth in Section 2.1(e), and the Members shall be bound by the provisions of this Section 6.5 and obligated to take the actions provided for herein in connection with an Approved Sale even if such Approved Sale would result in less or no proceeds being distributed in respect of certain series or classes of equity securities of the Company in connection with such Approved Sale by virtue of the distribution of such proceeds in accordance with the provisions of this Agreement.

(ii) If any holders of a particular class or series of Units are given an option as to the form and amount of consideration to be received, all holders of such class or series will be given the same option.

(iii) In connection with an Approved Sale, each Member shall be liable with respect to any representation and warranty or covenant made by the Company in connection with an Approved Sale only to the extent of such Member's pro rata share of such liability and only to the extent of the aggregate

sale proceeds received, and to the extent of any escrowed sale proceeds to be received, by such Member.

6.7 Distributions and Allocations With Respect to Transferred Units. If any Units are transferred (by Voluntary Transfer or Involuntary Transfer) during any Fiscal Year in compliance with the provisions of this Article VI, then (i) allocations of net income and net loss with respect to the Units for such period shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during such Fiscal Year in accordance with Code Section 706(d) using any conventions permitted by the Code and selected by the transferor and transferee in connection with the transfer and approved by the Board; (ii) all distributions on or before the date of such transfer shall be made to the transferor, and all distributions thereafter shall be made to the transferee; and (iii) the transferee shall succeed to and assume the Capital Account and other similar items of the transferor to the extent related to the transferred Units. Solely for purposes of making the allocations and distributions, the Company shall recognize such transfer not later than the end of the calendar month during which the Company receives notice of such transfer and all of the conditions in Section 6.4 and 6.6 are satisfied. If the Company does not receive a notice stating the date the Units were transferred and such other information as the Company may reasonably require within thirty (30) days after the end of the Fiscal Year during which the transfer occurs, then all of such items shall be allocated, and all distributions shall be made to the Person, who, according to the books and records of the Company on the last day of the Fiscal Year during which the transfer occurs, was the owner of the Units. Neither the Company nor any Member shall incur any liability for making allocations and distributions in accordance with the provisions of this Section 6.7, whether or not such Person had knowledge of any transfer of ownership of any Units. Any Member proposing to transfer all or a portion of any interest in the Company (or the transferee of such interest) shall be required to pay the Company's reasonable out-of-pocket costs incurred in connection with the proposed transfer, including any additional accounting, tax preparation or other administrative expenses incurred (or to be incurred) by the Company as a result of any tax basis adjustments under Code Section 743.

6.8 Assignment of Rights. The rights of the Members set forth in this Agreement are transferable to each Transferee of Units held by such Member pursuant to a Transfer made in accordance with this Agreement. Each such subsequent holder of Units must consent in writing to be bound by the terms and conditions of this Agreement in order to acquire any and all of the rights granted pursuant to this Agreement.

ARTICLE VII

CESSATION OF MEMBERSHIP

7.1 When Membership Ceases. A Person who is a Member shall cease to be a Member upon the Voluntary Transfer or Involuntary Transfer of such Member's Units as permitted under this Agreement. A Member is not entitled to withdraw voluntarily from the Company while such Member owns Units.

7.2 Deceased, Incompetent or Dissolved Members. The personal representative, executor, administrator, guardian, conservator or other legal representative of a deceased individual Member or of an individual Member who has been adjudicated incompetent may exercise the rights of the Member for the purpose of administration of such deceased Member's estate or such incompetent Member's property. The beneficiaries of a deceased Member's estate shall become Members of the deceased Member only upon compliance with the conditions of this Agreement. If a Member who is a

Person other than an individual is dissolved, the legal representative or successor of such Person may exercise the rights of the Member pending liquidation. The distributees of such Person may become members of the dissolved Member only upon compliance with the conditions of this Agreement.

7.3 Consequences of Cessation of Membership. In the event a Person ceases to be a Member as provided in Section 7.1 above, the Person (or the Person's successor in interest) shall continue to be liable for all obligations of the former Member to the Company and, with respect to any Units owned by such Person, shall be an assignee with only the rights and subject to the restrictions, conditions and limitations described above.

ARTICLE VIII

DISSOLUTION, WINDING UP AND LIQUIDATING DISTRIBUTIONS

8.1 Dissolution Triggers. The Company shall dissolve upon the first occurrence of the following events:

(a) The determination by the Board that the Company should be dissolved; or

(b) The entry of a decree of judicial dissolution or the administrative dissolution of the Company as provided in the Act.

8.2 Winding Up; Termination. Upon a dissolution of the Company, the Board, or, if there are no members of the Board, a court appointed liquidating trustee, shall take full account of the Company's assets and liabilities and wind up the affairs of the Company. The Persons charged with winding up the Company shall settle and close the Company's business, and dispose of and convey the Company's non-cash assets as promptly as reasonably possible following dissolution as is consistent with obtaining the fair market value for the Company's assets.

ARTICLE IX

BOOKS AND RECORDS

9.1 Books and Records. The Company shall keep adequate books and records at its principal place of business, which shall set forth an accurate account of all transactions of the Company as well as the other information required by the Act.

9.2 Taxable Year; Accounting Methods. The Company's taxable year shall be the year required by the Code. The Company shall report its income for income tax purposes using such method of accounting selected by the Board and permitted by law.

ARTICLE X

MISCELLANEOUS

10.1 Notices. Any notice, payment, demand, or communication required or permitted to be given by any provision of this Agreement shall be in writing and shall be delivered personally to the

Person or to an officer of the Person to whom the same is directed, or sent by registered or certified United States mail return receipt requested, or by nationally recognized overnight delivery service, addressed as follows: if to the Company or the Board, to the Company's principal office address as set forth on the signature page to this Agreement (with a copy to each Manager), or to such other address as may be specified from time to time by notice to the Members; if to a Member, to the Member's address as set forth on the Schedule of Members, or to such other address as may be specified from time to time by notice to the Members; if to a Manager, to the address of such Manager as set forth in the records of the Company (with a copy to the Member entitled to designate such Manager), or to such other address as such Manager may specify from time to time by notice to the Members. Any such notice shall be deemed to be delivered, given, and received for all purposes as of the date and time of actual receipt.

10.2 Binding Effect. Except as otherwise provided in this Agreement, every covenant, term, and provision of this Agreement shall be binding upon and inure to the benefit of the Members, and their respective heirs, legatees, legal representatives, and permitted successors, transferees, and assigns.

10.3 Construction. No provision of this Agreement is to be interpreted as a penalty upon, or a forfeiture by, any party to this Agreement. The parties acknowledge that each party to this Agreement, together with such party's legal counsel, has shared equally in the drafting and construction of this Agreement and, accordingly, no court construing this Agreement shall construe it more strictly against one party hereto than the other.

10.4 Entire Agreement; No Oral Agreements; Amendments to the Agreement. This Agreement, constitutes the entire agreement among the Members with respect to the affairs of the Company and the conduct of its business, and supersedes all prior agreements and understandings, whether oral or written. The Company shall have no oral operating agreements. Any provision of this Agreement may be amended or waived by the written consent of the Board. Any amendment adopted consistent with the provisions of this Section 10.4 shall be binding on all Members without the necessity of their execution of the amendment or any other instrument. Notwithstanding anything contained in this Agreement to the contrary, the Board shall be permitted to update Schedule A to reflect (i) Transfers of Units and the admission of new Members made in accordance with the terms and conditions of this Agreement and (ii) the forfeiture or repurchase by the Company of Units upon termination of the holder's employment or other service relationship with the Company; and no such update to Schedule A made in accordance with this sentence shall be deemed to be an amendment to this Agreement requiring the written consent of the Board.

10.5 Headings; Interpretation; Treatment of Affiliates and Permitted Transferees. The table of contents and section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof. All references to days or months shall be deemed references to calendar days or months. All references to "$" shall be deemed references to United States dollars. Unless the context otherwise requires, any reference to a "Section", "Schedule" or "Exhibit" shall be deemed to refer to a section of this Agreement or Schedule or Exhibit to this Agreement, as applicable. The words "hereof," "herein" and "hereunder" and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they will be deemed to be followed by the words "without limitation." Any agreement, instrument or statute defined or referred to herein, or in any agreement or instrument that is referred to herein, means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor

statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

10.6 Severability. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, then (a) such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement and (b) the parties agree to negotiate in good faith to draft a new legal and enforceable provision that to the maximum extent possible under applicable law comports with the original intent of the parties and maintains the economic and other terms to which the parties originally agreed.

10.7 Variation of Pronouns. All pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the Person or Persons may require.

10.8 Governing Law; Dispute Resolution. The laws of the State of Delaware shall govern the validity of this Agreement, the construction and interpretation of its terms, and organization and internal affairs of the Company and the limited liability of the Members. Except as provided below, any dispute arising out of or relating to this Agreement shall be finally settled by binding arbitration conducted expeditiously in accordance with the J.A.M.S./Endispute Comprehensive Arbitration Rules and Procedures (the "J.A.M.S. Rules"). The arbitration shall be governed by the United States Arbitration Act, 9 U.S.C. Sections 1-16, and judgment upon the award rendered by the arbitrators may be entered by any court having jurisdiction thereof. The arbitration shall take place in the state in which the Company's principal office is then located.

(a) The arbitration shall commence within sixty (60) days of the date on which a written demand for arbitration is filed by any party hereto. In connection with the arbitration proceeding, the arbitrator shall have the power to order the production of documents by each party and any third-party witnesses. In addition, each party may take up to three (3) depositions as of right, and the arbitrator may in his or her discretion allow additional depositions upon good cause shown by the moving party. However, the arbitrator shall not have the power to order the answering of interrogatories or the response to requests for admission. In connection with any arbitration, each party to the arbitration shall provide to the other, no later than seven (7) business days before the date of the arbitration, the identity of all persons that may testify at the arbitration and a copy of all documents that may be introduced at the arbitration or considered or used by a party's witness or expert. The arbitrator's decision and award shall be made and delivered within six (6) months of the selection of the arbitrator. The arbitrator's decision shall set forth a reasoned basis for any award of damages or finding of liability. The arbitrator shall not have power to award damages in excess of actual compensatory damages and shall not multiply actual damages or award punitive damages, and each party hereby irrevocably waives any claim to such damages.

(b) The Company and each of the Members (each, a "Party") covenants and agrees that such Party will participate in the arbitration in good faith. This Section 10.8(b) applies equally to requests for temporary, preliminary or permanent injunctive relief, except that in the case of temporary or preliminary injunctive relief any party may proceed in court without prior arbitration for the limited purpose of avoiding immediate and irreparable harm.

(c) Each Party (i) hereby irrevocably submits to the jurisdiction of any United States District Court of competent jurisdiction for the purpose of enforcing the award or decision in any such proceeding, (ii) hereby waives, and agrees not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or

execution (except as protected by applicable law), that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court, and (iii) hereby waives and agrees not to seek any review by any court of any other jurisdiction which may be called upon to grant an enforcement of the judgment of any such court. Each Party hereby consents to service of process by registered mail at the address to which notices are to be given. Each Party agrees that its, his or her submission to jurisdiction and its, his or her consent to service of process by mail is made for the express benefit of each other Party. Final judgment against any Party in any such action, suit or proceeding may be enforced in other jurisdictions by suit, action or proceeding on the judgment, or in any other manner provided by or pursuant to the laws of such other jurisdiction.

10.9 Waiver of Action for Partition. Each of the Members irrevocably waives any right that it may have to maintain any action for partition with respect to any of the assets of the Company.

10.10 Counterpart Execution; Facsimile Execution. This Agreement may be executed in any number of counterparts with the same effect as if all of the Members had signed the same document. Such executions may be transmitted to the Company and/or the other Members by facsimile or other electronic transmission and such facsimile or other electronic execution shall have the full force and effect of an original signature. All fully executed counterparts, whether original executions or facsimile executions, electronic executions or a combination of the foregoing, shall be construed together and shall constitute one and the same agreement.

10.11 Tax Matters Partner. Alex Trumpower shall be the "tax matters partner" of the Company within the meaning of Code Section 6231(a)(7) (the "Tax Matters Member"), and shall serve as the Tax Matters Member of the Company until a successor is duly designated by the Board. The Company shall reimburse the Tax Matters Member for its reasonable expenses in connection with the performance of its duties hereunder. The Tax Matters Member shall act at the direction of the Board in taking, or refraining to take, any action in its capacity as Tax Matters Member, and shall not take any action in its capacity as such without the consent of the Board.

10.12 Confidentiality. Each Member covenants and agrees that: (a) it, he or she will not disclose or make use of any Trade Secrets or Confidential Information of the Company other than as necessary in connection with the performance of his or her duties as an employee of, or consultant to, the Company; and (b) it, he or she shall not, directly or indirectly, transmit or disclose any Trade Secret or Confidential Information of the Company to any person and shall not make use of any such Trade Secret or Confidential Information, directly or indirectly, for, as applicable, himself, herself or others, without the prior written consent of the Company, except for a disclosure that is required by any law, order or legal process, in which case such Holder shall provide the Company prior written notice of such requirement as promptly as practicable so that the Company may contest such disclosure. To the extent that such information is a "trade secret" as that term is defined under a state or federal law, this subparagraph is not intended to, and does not, limit the Company's rights or remedies thereunder and the time period for prohibition on disclosure or use of such information is until such information becomes generally known to the public through the act of one who has the right to disclose such information without violating a legal right of the Company.

Signatures Appear On Following Page

IN WITNESS WHEREOF, the Members have executed this Agreement on the following execution pages, to be effective as of the Effective Date.

COMPANY:

CULPRIT UNDERWEAR LLC

By:____
Name: David Dinetz
Title: Manager

By:____
Name: Dylan Trussell
Title: Manager

[redacted]

MEMBERS:

____
David Dinetz

____
Dylan Trussell